Exhibit 17.1

RESIGNATION

I, Jason Baybutt, the Chief Financial Officer, Treasurer, Secretary and a director of Sydys Corp., a Nevada corporation, (“Company”) hereby tender and submit my resignation as the Chief Financial Officer, Treasurer, Secretary and a director, such resignations to be effective upon this 10th day of May 2006.

Date: May 10, 2006	By:	/s/ Jason Baybutt
Jason Baybutt